2801 Post Oak Blvd. Suite 600 Houston, Texas 77056 Tel: 713/960-9111 Fax: 713/960-9420

Via EDGAR and Federal Express

June 30, 2014

Pamela Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Westlake Chemical Partners LP
Amendment No. 1 to Registration Statement on Form S-1
Filed June 6, 2014
File No. 333-195551

Ladies and Gentlemen:

Set forth below are the responses of Westlake Chemical Partners LP (the “Partnership”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 20, 2014, with respect to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-195551, filed with the Commission on June 6, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have also hand delivered five copies of this letter, as well as five copies of Amendment No. 2 marked to show all changes made since the first amendment to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

General

1.	We note your response to comment 5 in our letter dated May 22, 2014. Please provide us with copies of the materials that you will send to potential participants in the directed unit program prior to use, or tell us why you believe you are not required to do so.

Securities and Exchange Commission

June 30, 2014

RESPONSE: We acknowledge the Staff’s comment and undertake to provide copies of the requested materials when the drafts have been substantially completed, and in advance of their use.

Risk Factors, page 21

OpCo is a restricted subsidiary and guarantor under Westlake’s credit facility . . ., page 24

2.	We note your response to comment 15 in our letter dated May 22, 2014. We note that you have not filed all of the schedules to Westlake’s credit agreement. Please file all of the schedules of the credit agreement with your next amendment.

RESPONSE: We acknowledge the Staff’s comment and have revised the exhibit index to incorporate the credit agreement with all of the schedules.

Cash Distribution Policy and Restrictions on Distributions, page 48

3.	Given that you use the title “distributable cash flow,” it appears likely that the measure will be understood by investors to reflect the amount of 2013 cash flow that could have been distributed to the unit holders. Please explain how your calculation addresses the cash flow impact necessitated by working capital requirements or the reasons you believe the use of $56.9 million for working capital is not relevant to your measure. Also, explain how you have considered the $6.9 million paid to settle derivatives, as well as potential debt repayments in developing your measure. If the measure is intended solely as a performance measure, please tell us why you believe it is appropriate to refer to “cash” in the title of the measure and consider revising disclosure throughout the filing to remove the implication it is a cash flow measure. See Item 10(e)(1)(ii)(E) of Regulation S-K and Section 100(b) of Regulation G.

RESPONSE: We acknowledge the Staff’s Comment and, given that the measure is intended solely as a performance measure, we have revised the Registration Statement to include a presentation of “adjusted current earnings” instead of “distributable cash flow.”

4.	If you determine that your non-GAAP measure is a liquidity measure, then you must include reconciliation to GAAP operating cash flows or the most directly comparable pro forma measure prepared and presented in accordance with Article 11 of Regulation S-X. See Item 10(e)(1)(i)(B) of Regulation S-K and Question 101.02 of the Division’s Non-GAAP Financial Measures Compliance & Disclosure Interpretations. Further, you must also present the three major categories of the statement of cash flows with equal prominence pursuant to Question 102.06 of the Division’s Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

RESPONSE: We acknowledge the Staff’s comment. As set forth in our response to the Staff’s comment number 3 above, we have revised the Registration Statement to refer to “adjusted current earnings” instead of “distributable cash flow,” and to reconcile this measure to GAAP operating cash flow as discussed with the Staff. As indicated in our response to the

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June 30, 2014

Staff’s comment number 3 above, the Partnership does not view “adjusted current earnings” as a liquidity measure.

5.	Please explain to us how the “Borrowings by OpCo from Westlake to fund expansion capital expenditures” pro forma adjustment is factually supportable and consistent with your disclosure that the measure “provides useful information to investors in assessing our results of operations.” The existing presentation states that $26.3 million of “distributable cash flow” was generated from your 2013 operations, when it appears $18.3 million of that amount is assumed to be proceeds from borrowings. See the guidance in Article 11-02(b)(6) of Regulation S-X and Section 100(b) of Regulation G.

RESPONSE: We acknowledge the Staff’s comment. As set forth in our response to the Staff’s comment number 3, we have revised the Registration Statement to present a calculation of “adjusted current earnings” instead of “distributable cash flow.” As described in Amendment No. 2, “adjusted current earnings” does not take into account expansion capital expenditures or external financing thereof, and we have removed the adjustment for “Borrowings by OpCo from Westlake to fund expansion capital expenditures”.

6.	Please tell us whether you intend to revise the interest expense and interest paid amounts herein to correspond with the amounts ultimately shown in your pro forma Statements of Operations. In this regard, it appears adjustment (n) on page F-4 cannot be completed until you can estimate the debt repayment.

RESPONSE: We acknowledge the Staff’s comment and intend to revise the interest expense and interest paid amounts to correspond with the amounts ultimately shown in our pro forma Statements of Operations.

7.	Wherever you present this non-GAAP measure, please disclose the extent to which it has been impacted by non-recurring items like the $5.4 million derivatives gain on page F-31 and the $3.2 million claims recovery on page F-35. See Article 11-02(c)(4)

RESPONSE: We acknowledge the Staff’s comment. We have revised the Registration Statement to clarify that derivative gains and losses have been eliminated as activity included in the Predecessor that will not be a part of OpCo’s operations after the execution of the Ethylene Sales Agreement. We respectfully submit that the claims recovery was previously disclosed as being eliminated in the pro forma adjustments. Please see notes (i) (in relation to derivative gains and losses) and (1) (in relation to the claims recovery) to the pro forma combined carve-out financial statements on page F-8 of Amendment No. 2.

Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2015, page 49

8.

We note your response to comment 25 in our letter dated May 22, 2014. Please remove the language in the last paragraph on page 55 stating that you do not undertake any obligation to release publicly the results of any future revisions you may make to the assumptions used in generating your distributable cash flow, or revise the disclosure to clarify that you will update the disclosure as necessary to reflect any material future

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June 30, 2014

revisions. This statement may suggest to investors that you are not responsible for the material facts necessary to make your statements not misleading at the time of sale or contract of sale.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to remove the language.

Capital Resources and Liquidity, page 86

9.	Please disclose the amount of borrowing availability under the revolving credit facility as of March 31, 2014.

RESPONSE: We acknowledge the Staff’s comment and have revised the Registration Statement to include the amount of borrowing availability under the revolving credit facility as of March 31, 2014. Please see page 88 of Amendment No. 2.

Unaudited Pro Forma Combined Carve-Out Financial Statements, page F-1

10.	We note your response to comment 24 of our letter dated May 22, 2014. Please disclose in note (j) to the pro forma financial statements your basis for determining that the omnibus agreement will result in a lower allocation of selling, general and administrative expenses. Please also disclose how you arrived at the amounts reflected in adjustment (j).

RESPONSE: We acknowledge the Staff’s comment. The omnibus agreement requires OpCo to reimburse Westlake for certain direct and indirect expenses incurred by Westlake and its affiliates, including for services provided by Westlake employees in capacities equivalent to corporate executive officers. Management incentive compensation reflected in the Predecessor’s financial statements was based on the totality of earnings and activities in the Predecessor’s financial statements. As some of the earnings and activities will be retained by the Predecessor, management incentive compensation allocated to OpCo would have been lower for the applicable pro forma periods. Accordingly, the pro forma adjustment to selling, general and administrative expenses reflects the portion of the management incentive compensation in the Predecessor’s financial statements related to the activities and earnings to be retained by the Predecessor. We have revised note (j) to the pro forma combined carve-out financial statements. Please see page F-8 of Amendment No. 2.

We respectfully note that under the pricing provision of the Ethylene Sales Agreement, the ethylene price per pound to be paid by Westlake includes a reimbursement component for cash operating expenses, including selling, general and administrative expenses, incurred by OpCo (the “Operating Cost Reimbursement”). The Operating Cost Reimbursement is a function of forecasted dollars per pound, for each identified cost category, and actual production delivered to Westlake under the Ethylene Sales Agreement. For pro forma purposes, we have assumed that pro forma operating costs associated with the portion of ethylene assumed to have been consumed internally (i.e., 95% as disclosed in note (h) to the unaudited pro forma combined carve-out financial statements) are reimbursed by Westlake under the Ethylene Sales Agreement.

Securities and Exchange Commission

June 30, 2014

Accordingly, the impact on pro forma income before income taxes for any pro forma adjustment to either reduce or increase cash operating costs is mitigated by an offsetting adjustment to revenue equal to approximately 95% of the cash operating costs adjustment.

11.	We note your response to comment 33 of our letter dated May 22, 2014. We note that OpCo will enter into two site lease agreements with Westlake related to the Lake Charles Olefins and Calvert City Olefins for $1 per site per year. Please tell us what consideration was given to SAB Topic 1:B related to your use of these two sites in both your historical financial statements as well as in the pro forma financial statements.

RESPONSE: We have included in our Predecessor’s combined carve-out financial statements all assets that were historically part of Westlake’s ethylene business, including the historical balances for land and land improvements underlying our Lake Charles Olefins and Calvert City Olefins production facilities. Our historical combined carve-out statements of operations reflect charges for actual depreciation incurred on capitalized land improvement in accordance with SAB Topic 1:B.

The land underlying our Lake Charles Olefins and Calvert City Olefins production facilities will not be contributed to OpCo in connection with this offering. The land and land improvements covered by the two site lease agreements are included as a reduction to property, plant and equipment in adjustment (a) to the pro forma combined carve-out financial statements. We have also adjusted the associated depreciation on land improvements as a reduction to cost of sales in adjustment (i) to the pro forma combined carve-out financial statements.

As set forth in our response to the Staff’s comment number 10, under the pricing provision of the Ethylene Sales Agreement, the ethylene price per pound to be paid by Westlake includes a reimbursement component for cash operating expenses incurred by OpCo. Accordingly, the impact on pro forma income before income taxes for any pro forma adjustment to either reduce or increase cash operating costs is mitigated by an offsetting adjustment to revenue equal to approximately 95% of the cash operating costs adjustment.

We have revised the Registration Statement to clarify that the shared service assets described in adjustment (a) in the footnotes to the pro forma combined carve-out financial statements include the land and land improvements underlying Lake Charles Olefins and Calvert City Olefins. Please see page F-6 of Amendment No. 2.

Note 8. Related Party Transactions, page F-26

12.	We note your response to comment 40 of our letter dated May 22, 2014. Please help us better understand how an allocation of selling, general and administrative expenses on the basis of fixed assets would be a reasonable reflection of the utilization of services provided or the benefit received by the Predecessor during the periods presented. It is not clear how fixed assets would be a reasonable basis to allocate employee-related costs, which your response indicates represent the majority of this allocation.

Securities and Exchange Commission

June 30, 2014

RESPONSE: For the purposes of the Predecessor’s combined carve-out financial statements, costs incurred by the Parent are allocated to us in accordance with SAB Topic 1:B using a proportional allocation methodology. The methodology by which we allocate costs incurred by the Parent on our behalf utilizes a number of allocation bases. The following table presents, by allocation methodology, costs included in the combined carve-out statements of operations that were incurred by the Parent on our behalf:

Financial Statement Line Item	Allocation Methodology	2013	2012	2011
		(dollars in thousands)
Cost of sales	Actual payroll and other costs incurred	$61,770	$57,454	$51,500
Selling, general and administrative expenses	Actual payroll and other costs incurred	3,857	3,920	4,669
Selling, general and administrative expenses	Relative fixed assets, headcount or other measure	20,197	18,565	16,491

We specifically identify expenses that can be clearly attributed to the Predecessor’s business and allocate those costs to the Predecessor. As noted in the table above, a majority of costs incurred by our Parent and allocated to the Predecessor are specifically identifiable and are directly reflected in the Predecessor’s combined carve-out statements of operations. Due to the nature of costs incurred by our Parent, for which specific identification is possible, costs that are directly attributed to us are predominantly reflected in cost of sales, with an immaterial amount included within selling, general and administrative expenses.

Our Parent also incurs costs for corporate functions from which we and other of our Parent’s businesses benefit. To the extent that we can practicably determine a driver by which to estimate the consumption of these activities by our Parent’s various businesses, costs are assigned on the basis of headcount or activity. Costs of certain corporate functions such as human resources, payroll administration and other personnel related functions, are allocated on the basis of headcount because we believe this allocation methodology produces an allocation that is representative of relative consumption by the businesses. Other functions for which time or effort undertaken by the Parent can be reasonably estimated are allocated on the basis of activity. The allocated cost of general corporate functions for which we use relative headcount or estimated activity to allocate expenses represents approximately 25% of amounts shown in the above table that are allocated on the basis of “Relative fixed assets, headcount or other measure.” As disclosed in the Predecessor’s combined carve-out financial statements on page F-27 of Amendment No. 2, certain costs incurred by our Parent for general corporate functions are common in nature and relate to the entire consolidated entity. SAB Topic 1:B requires that the historical financial statements of the Predecessor reflect all of the expenses the Parent incurred on its behalf. Further, the Staff allows for the selection of a reasonable method of allocated common expenses when specific identification of expenses is not practicable. Where direct usage or relative consumption could not be readily identified (the remaining 75% of amounts shown in the above table that are allocated on the basis of “Relative fixed assets, headcount or other measure”), costs incurred by the Parent on our behalf are allocated on the basis of relative fixed assets. We believe that relative fixed assets balance provides a representative measure of how our Parent’s consolidated businesses and our Predecessor’s business consume resources and benefit from the corporate functions performed by our Parent.

Securities and Exchange Commission

June 30, 2014

We evaluated alternative operational measures such as the revenues generated by our various businesses or production volumes. Due to the vertically integrated nature of our operations, our revenue is driven by internal transfer pricing and physical quantities produced by each of our production facilities that are not readily comparable to one another. We believe corporate functions for which direct or relative consumption by the Parent’s individual businesses cannot be practicably determined should be allocated on the basis of relative income generating assets of the consolidated entity as this measure can be objectively determined and applied to each of the consolidated subsidiaries on a consistent basis. Given the nature of our business, we believe the use of relative fixed assets to allocate common expenses of the Parent achieves a reasonable allocation of expenses for which direct usage or estimated consumption by the Parent’s subsidiaries is not identifiable.

Revenue Recognition, page F-22

13.	We note your response to comment 41 of our letter dated May 22, 2014. Please help us better understand what consideration you gave to the first two conditions listed in ASC 840-10-15-6 in regards to whether the long-term supply agreements contain a lease component. Please specifically address whether Westlake will have the ability or right to operate or control physical access to the property, plant, or equipment.

RESPONSE: We acknowledge the Staff’s comment and note that we have carefully considered the provisions of the Ethylene Sales Agreement, to be filed as Exhibit 10.4 to Amendment No. 2, in the context of ASC 840-10-15-6(a) and ASC 840-10-15-6(b). We concluded that Westlake Chemical Corporation (“Westlake,” the “Buyer”) will not have the ability or right to operate or control the physical access to the specified property, plant, and equipment.

ASC 840-10-15-6(a)

According to the Ethylene Sales Agreement, Westlake Chemical OpCo LP (“OpCo,” the “Operator”) will own and operate the specified property, plant, and equipment. The Ethylene Sales Agreement does not grant Westlake the ability to hire, fire or replace OpCo as the operator. The ability to hire, fire or replace the Operator will rest with Westlake Chemical OpCo GP LLC (the “GP”), OpCo’s general partner. Under the Ethylene Sales Agreement, the Buyer will not have the right or ability to specify significant operating policies and procedures. Instead, the GP will be responsible for setting significant operating policies and procedures to be followed by the Operator. Furthermore, the Ethylene Sales Agreement requires that OpCo act as a Reasonable and Prudent Operator (as defined in the Ethylene Sales Agreement). Based on the above provisions of the Ethylene Sales Agreement, we concluded that Westlake will not have the right to control the underlying property, plant, and equipment under the guidance of ASC 840-10-15-6(a). Accordingly, we concluded that the Ethylene Sales Agreement does not constitute a lease under the guidance of ASC 840-10-15-6(a).

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June 30, 2014

ASC 840-10-15-6(b)

The Ethylene Sales Agreement does not grant Westlake the ability or right to control physical access to the underlying property, plant, and equipment. The right to control physical access to the specified property, plant, and equipment will remain with OpCo, as the operator of the ethylene production facilities.

We further considered the fact that the ethylene production facilities that are the subject of the Ethylene Sales Agreement are located on land that will be owned by the Buyer, and that the Buyer also owns the land adjacent to the ethylene production facilities. Such assessment involved considering the provisions of the Site Lease Agreement between OpCo and Westlake Vinyls, Inc. (the “Calvert City Site Lease”), and the form of Site Lease Agreement between OpCo, WPT LLC and Westlake Petrochemical LLC (the “Lake Charles Site Lease,” together with the Calvert City Site Lease, the “Site Lease Agreements”), to be filed as exhibits to a subsequent amendment to the Registration Statement. Please refer to comment No. 11 for considerations given to the Site Lease Agreements’ impact, if any, to the unaudited pro forma and historical combined carve-out financial statements.

According to the Site Lease Agreements, OpCo will lease from certain wholly owned subsidiaries of Westlake the tracts or parcels of land within the Calvert City and Lake Charles complexes upon which the ethylene production facilities are situated (the “Leased Premises”). During the 50-year term of the Site Lease Agreements, OpCo shall have the right to use the Leased Premises for the purpose of owning; operating, maintaining, repairing, replacing and improving the ethylene production facilities that are the subject of the Ethylene Sales Agreement (see “Article III-Conduct of Business,” of the Site Lease Agreements).

According to the Site Lease Agreements, Westlake will grant OpCo the right to access and use such portions of the Lake Charles and Calvert City complexes as may be necessary for access to the Leased Premises and/or use and operation of the ethylene production facilities (the “Shared Access Facilities,” see “Article II-Demise of Premises and Term;” of the Site Lease Agreements).

Based on the above assessment of the relevant provisions of the Ethylene Sales Agreement and the Site Lease Agreements, Westlake will not have the ability to control or restrict OpCo’s physical access to either the ethylene production facilities, the Leased Premises or the Shared Access Facilities. Accordingly, we concluded that the Ethylene Sales Agreement does not constitute a lease under the guidance of ASC 810-10-15-6(b).

*    *    *    *    *

Securities and Exchange Commission

June 30, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 or David Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours, WESTLAKE CHEMICAL PARTNERS LP

By: Westlake Chemical Partners GP LLC, its general partner

By:	/s/ L. Benjamin Ederington
Name:	L. Benjamin Ederington
Title:	Vice President, General Counsel and Secretary

Enclosures

cc:

David P. Oelman, Vinson & Elkins LLP

E. Ramey Layne, Vinson & Elkins LLP

William N. Finnegan IV, Latham & Watkins LLP